Exhibit 99.1

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), September 5, 2025, 10:30 pm CET / 4:30 pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

On September 4, 2025, Nyxoah received a transparency notification from Cochlear Limited and Cochlear Investments Pty Ltd following a passive crossing of a threshold. Based on the notification, Cochlear Investments Pty Ltd holds 5,631,319 voting rights, representing 14.999% of the total number of voting rights on August 29, 2025 (37,544,782).

The notification dated September 4, 2025 contains the following information:

•	Reason for the notification: passive crossing of a threshold

•	Notification by: a parent undertaking or a controlling person

•	Persons subject to the notification requirement:

-	Cochlear Limited (with address at 1 University Avenue, Macquarie University, NSW 2109, Australia)

-	Cochlear Investments Pty Ltd (with address at 1 University Avenue, Macquarie University, NSW 2109, Australia)

•	Date on which the threshold was crossed: August 29, 2025

•	Threshold that is crossed: 15%

•	Denominator: 37,544,782

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Cochlear Limited	0	0	0	0.00%	0.00%
Cochlear Investments Pty Ltd	3,947,617	5,631,319	0	15.00%	0.00%
Subtotal	3,947,617	5,631,319		15.00%
TOTAL		5,631,319	0	15.00%	0.00%

•	Full chain of controlled undertakings through which the holding is effectively held: Cochlear Investments Pty Ltd is a wholly owned subsidiary of Cochlear Limited, which is listed on the Australian Securities Exchange and has no controlling shareholder.

•	Additional information: This notification concerns a downward crossing of the 15% threshold following a passive decrease, whereby Cochlear Investments Pty Ltd’s holding in Nyxoah fell from 15.04% to 14.999% of the voting rights.

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Contact:

Nyxoah

John Landry, CFO

IR@nyxoah.com

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